UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

__________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 2, 2017 titled “GeoPark Announces Further Expansion of Tigana/Jacana Oil Play in Colombia Following Successful Appraisal Drilling”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FURTHER EXPANSION OF TIGANA/JACANA OIL PLAY IN COLOMBIA FOLLOWING SUCCESSFUL APPRAISAL DRILLING

Santiago, Chile – March 2, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced the successful drilling and testing of the Jacana 11 appraisal well in the Jacana oil field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

GeoPark drilled and completed the Jacana 11 appraisal well to a total depth of 11,618 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 2,100 bopd of 18.7 degrees API, with less than 1% water cut, through a choke of 33/64 mm and wellhead pressure of 98 pounds per square inch. The well is still cleaning up and additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Jacana 11 well was drilled to a bottom-hole location that is approximately 2,500 meters south-west of the recent Jacana 6 appraisal well, and did not encounter the oil-water contact. With the preliminary production test results, the Jacana 11 well extends the Tigana/Jacana oil play towards the south-west limits of the Llanos 34 Block. The next well to be drilled will be the Jacana South 2 well, which is targeted to further test the extension of the field in the north-west direction.

James F. Park, Chief Executive Officer of GeoPark, said: “More oil, more production, more area, more value, more to come. A great beginning already from the start-up of our 30+ well 2017 drilling program.”

GeoPark’s management will host a conference call on March 8, 2017 at 10:00 am (Eastern Standard Time) to discuss the 4Q2016 financial results (to be announced on March 7) as well as the updated 2016 reserve certification and the most recent drilling results.

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, payback timing, IRR and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

APPENDIX: Jacana Field Structural Map, Top Guadalupe Formation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 2, 2017